(ROYAL GROUP LOGO)

                                                                       EXHIBIT 1

FIRST QUARTER
REPORT

ENDED
DECEMBER 31
2002

MESSAGE TO SHAREHOLDERS

Royal's fiscal 2003 first quarter financial results were less than expected, as a result of costs associated with the turn around of the Window Coverings Division and unfavorable product mix. While we achieved sales of $421 million, representing the high end of our guidance range, net earnings declined to $16 million in the quarter.

TURN AROUND OF WINDOW COVERINGS DIVISION

While we continued to post greater than expected losses in our US Window Coverings operations during the first quarter, a series of performance improving strategies began to be successfully implemented. These strategies include head count reductions, transfer of some fabrication operations to Mexico, and transfer of head rail production to the Dominican Republic.

We are expecting improvements to profitability in US Window Coverings operations from new custom retail programs, as home improvement stores are now equipped with our sample kits and displays. This store presence, coupled with an aggressive advertising literature mailing campaign this quarter, should stimulate significant volume increases throughout the remainder of this year. These profit enhancing strategies have been devised and are being implemented by a new management team, who foresee break-even earnings performance on a monthly basis at the end of fiscal 2003.

IMPROVING CAPACITY UTILIZATION

We are making progress toward our goal of greater capacity utilization throughout Royal Group. We operated with capacity utilization in the low 60% range during 2002. Our goal is to return to 80% plus capacity utilization, which will be key to attaining our historical EBITDA margins.

During 2003, we expect to realize sales of $1.95 billion to $2.05 billion, which implies capacity utilization in the mid 60% range. We believe that our infrastructure is capable of producing $3 billion in sales, with future investments required primarily for new machinery, tooling and equipment.

We have initiated two further plant consolidations to improve capacity utilization. These consolidations involve some custom profile and window coverings plants located in both Canada and the USA. We will continue to pursue actions that serve to increase the use of our assets and improve returns on invested capital.

DEALING WITH RAW MATERIAL COST INCREASES

PVC resin costs rose during 2002 and are rising again this year. We are mitigating the impact of rising raw material costs on margins through finished product price increases. In addition to the finished product price increases implemented in 2002, this year we have initiated price increases for pipe and fittings as well as siding products.

PENETRATION OF NEW MARKETS

Historically, we have primarily targeted the renovation or home improvement sector of the market for our products, as new home builders have historically sought conventional materials to construct their homes. Today, in response to ageing consumers who are demanding more durable and maintenance-free homes, home builders are seeking alternative materials to those they have historically used. In addition, builders are looking to differentiate themselves in an increasingly competitive market.

Royal can offer today's home builders a series of attractive construction products. These products include decorative interior and exterior moldings, railings, siding, decorative columns, fencing and decking. We are continuing with our program to create awareness of and interest in these products with builders, believing that specification of our products will result in more product being pulled through existing distribution channels. With over 1.7 million homes built in North America last year and our capability of supplying many thousands of dollars of content for a home, this is a large opportunity for Royal.

OUTLOOK

We continue to implement initiatives to generate free cash flow, repay debt and improve returns on invested capital. These initiatives include curtailment of capital expenditures, programs to reduce inventory and increasing capacity utilization through plant consolidations. We expect that Royal will generate significant free cash flow in 2003, enabling further repayment of debt.

We are increasingly focussed on development of markets and products that fully utilize Royal's competitive advantages. With increasing strategic focus and continuing fiscal discipline, we believe that Royal will deliver increasing returns on invested capital over the next several years.

We appreciate your patience while we implement strategies that will allow us to improve shareholder value. We look forward to updating you on our progress.


/s/ Vic De Zen                               /s/ Douglas Dunsmuir
--------------                               --------------------
Vic De Zen                                   Douglas Dunsmuir
Chairman and C.E.O.                          President
February 27, 2003                            February 27, 2003

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

                                             DEC. 31/02     Sept. 30/02     Dec. 31/01
                                             -----------    -----------    -----------
                                             (UNAUDITED)     (audited)     (unaudited)
                                                            (restated      (restated
                                                              note 2)        note 2)
ASSETS


Current assets:
  Accounts receivable                        $   326,448    $   390,332    $   369,930
  Inventories                                    540,058        495,710        465,799
  Prepaid expenses                                30,359         26,295         32,922
                                             -----------    -----------    -----------
                                                 896,865        912,337        868,651

Future income tax assets                           8,824          8,824         24,047
Property, plant and equipment                  1,624,742      1,637,049      1,692,446
Goodwill and other assets                        277,627        275,757        282,870
                                             -----------    -----------    -----------
                                             $ 2,808,058    $ 2,833,967    $ 2,868,014
                                             ===========    ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness                          $   467,900    $   383,785    $   512,340
  Accounts payable and accrued liabilities       211,774        257,324        219,764
  Term debt due within one year                   24,830        103,754         24,635
                                             -----------    -----------    -----------
                                                 704,504        744,863        756,739

Term debt                                        446,992        447,290        551,390
Future income tax liabilities                    129,876        126,891        132,601
Minority interest                                 15,569         18,249         18,875

Shareholders' equity:
  Capital stock                                  632,711        632,697        625,004
  Retained earnings                              916,078        900,141        795,848
  Currency translation adjustments               (37,672)       (36,164)       (12,443)
                                             -----------    -----------    -----------
                                               1,511,117      1,496,674      1,408,409
                                             -----------    -----------    -----------
                                             $ 2,808,058    $ 2,833,967    $ 2,868,014
                                             ===========    ===========    ===========

See accompanying notes to consolidated financial statements.


On behalf of the Board:

/s/ Vic De Zen                                /s/ Ron Goegan
--------------                                --------------
Chairman and Director                         Director
Vic De Zen                                    Ron Goegan
Chief Executive Officer                       Chief Financial Officer

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)


                                                       3 MONTHS       3 months
                                                         ENDED         ended
                                                       DEC. 31/02    Dec. 31/01
                                                      -----------    -----------
                                                      (UNAUDITED)    (unaudited)
Net sales                                              $ 421,312      $ 384,220

Cost of sales and operating expenses                    (353,493)      (305,920)
                                                       ---------      ---------
Operating margin (EBITDA)                                 67,819         78,300

Amortization charges                                     (31,963)       (29,040)
Interest and financing charges                           (13,142)       (13,709)
                                                       ---------      ---------
Earnings before income taxes and minority interest        22,714         35,551

Income taxes                                              (6,498)       (10,665)
                                                       ---------      ---------
Earnings before minority interest                         16,216         24,886

Minority interest                                           (279)           (19)
                                                       ---------      ---------
Net earnings                                           $  15,937      $  24,867
                                                       =========      =========
Earnings per share (note 4):
  Basic                                                $    0.17      $    0.27
  Diluted                                              $    0.17      $    0.27
                                                       =========      =========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

                                                       3 MONTHS       3 months
                                                         ENDED         ended
                                                       DEC. 31/02    Dec. 31/01
                                                      -----------    -----------
                                                      (UNAUDITED)    (unaudited)
Retained earnings, beginning of period                 $ 900,141      $ 775,229
Accounting policy change (note 2)                             --         (4,248)
Net earnings                                              15,937         24,867
                                                       ---------      ---------
Retained earnings, end of period                       $ 916,078      $ 795,848
                                                       =========      =========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)



                                                       3 MONTHS       3 months
                                                         ENDED         ended
                                                       DEC. 31/02    Dec. 31/01
                                                       ---------     -----------
                                                      (UNAUDITED)    (unaudited)
Cash provided by (used in):

Operating activities:
  Earnings before minority interest                    $  16,216      $  24,886
  Items not affecting cash                                35,117         33,651
  Change in non-cash working capital                     (27,131)       (19,281)
                                                       ---------      ---------
                                                          24,202         39,256

Financing activities:
  Increase in bank indebtedness                           84,115        106,973
  Repayment of term debt                                 (79,202)          (222)
  Change in minority interest                               (651)          --
  Proceeds from issuance of shares under
    stock option plan                                         14         16,228
                                                       ---------      ---------
                                                           4,276        122,979

Investing activities:
  Acquisition of property, plant and equipment, net      (25,691)       (28,575)
  Acquisitions of other businesses                           --         (149,250)
  Proceeds from non-strategic assets                         --            9,871
  Increase in other assets                                (2,787)          (200)
                                                       ---------      ---------
                                                         (28,478)      (168,154)

Effect of exchange rate changes                              --            5,919
                                                       ---------     ----------
Change in cash, being cash, end of period               $    --        $    --
                                                       =========      =========


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)


1.   CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2002 and the results of operations and cash flows for the three month period ended December 31, 2002.

     Currently the Company operates substantially in the North American renovation, remodeling and construction markets, which are seasonal. Accordingly, approximately three-fifths of the Company's net sales and two-thirds of its net earnings occur in the last two fiscal quarters. Furthermore, the Company's annual free cash flow is achieved substantially in the last two quarters.

2.   CHANGE IN ACCOUNTING POLICIES

Except as outlined below, the Company's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2002. For details, please refer to note 1 on page 30 of the Company's 2002 Annual Report.

     CICA Handbook Section 1650 with respect to foreign currency exchange gains and losses was adopted for fiscal 2003. The standard requires separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on non-current foreign currency denominated monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. With the retroactive application of this change, net earnings would increase by $464 ($.01 per share) in the three month quarter ending December 31, 2001.

     Effective October 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new Recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after October 1, 2002. Section 3870, requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options issued on or after October 1, 2002. The Company did not issue any stock options in the period from October 1, 2002 to December 31, 2002.

     Certain September 30, 2002 and December 31, 2001 figures have been restated to conform with the financial statement presentation adopted in fiscal 2003.



3.   SEGMENT REPORTING INFORMATION


                                                    Products       Support         Intra-
                                                    Segment        Segment         Group         Consolidated
                                                  -----------    -----------     ----------      ------------
For the quarter ended December 31, 2002
Net sales                                        $   418,262     $   133,050     $  (130,000)     $   421,312
Operating margin                                      35,686          32,133                           67,819
Amortization charges                                  23,702           8,261                           31,963
Acquisition of property, plant and equipment          17,426           8,265                           25,691
Property, plant and equipment                        847,008         777,734                        1,624,742
Total assets                                       1,777,544       1,030,514                        2,808,058

For the quarter ended December 31, 2001
Net sales                                        $   368,790     $   147,830     $  (132,400)     $   384,220
Operating margin                                      34,404          43,896                           78,300
Amortization charges                                  20,303           8,737                           29,040
Acquisition of property, plant and equipment          19,678           8,897                           28,575
Property, plant and equipment                        812,775         879,671                        1,692,446
Total assets                                       1,668,848       1,199,166                        2,868,014


Net sales by geographic region for the 3 months ending December 31, 2002 were 63% to the U.S. (2001 - 60%), 30% to Canada (2001 - 30%) and 7% to foreign markets (2001 - 10%).


4.   EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 93,218,367 (2001 - 91,514,713) and 93,538,893 (2001 - 93,675,448)
respectively. As at December 31, 2002, the Company had outstanding 15,935,444 multiple voting shares, 77,285,173 subordinate voting shares, and 9,267,766 options to acquire subordinate voting shares under the Company's employee stock option plan.


MANAGEMENT'S DISCUSSION AND ANALYSIS


QUARTER ENDED DECEMBER 31, 2002, AS COMPARED TO THE QUARTER ENDED DECEMBER 31, 2001

Consolidated net sales for the first quarter grew by 10% to $421 million, compared to $384 million the previous year. Products Segment sales for the quarter, including Marley, increased $49 million or 13% to $418 million. Home Improvement Products increased $51 million or 26% to $245 million. Both Custom Profiles and Exterior Cladding sales grew organically by 9%. Consumer Products sales declined by 6% reflecting our Window Coverings difficulties and a soft consumer goods market. The decline was led by an 11% decrease in Window Covering sales. Offsetting this decline was a 1% sales increase for both Outdoor Products and Housewares & Furniture. Construction Product sales

MANAGEMENT'S DISCUSSION AND ANALYSIS


increased 13% overall primarily due to strong new construction markets which resulted in a 12% increase in Pipe & Fittings sales. Royal Building Systems and Foreign Operations sales decreased 6%, mainly due to the softening of South American sales.

     Support Segment sales for the quarter decreased $15 million or 10% to $133 million. Sales in the Support Segment are largely eliminated on consolidation due to the nature of the Group's vertical integration. Sales of Materials grew 2% reflecting volume growth in the Products Segment offset by inventory retention of the Support Segment level. Sales in Machinery & Tooling declined 31% to $12 million, as the Group's capacities currently require less in the way of equipment additions. As anticipated, sales in the Services category decreased 35% to $21 million as the wind-up and sale of certain plant construction and related businesses occurred during fiscal 2002.

   During the quarter, sales to non-Canadian customers including foreign based sales and exports from Canadian operations increased to $296 million or 70% of total sales consistent with $269 million or 70% for the prior year. The change in non-Canadian sales was primarily due to the Marley acquisition and increased exports to the United States, offset by a decrease in South American sales.

     Operating margin or earnings before interest, taxes, depreciation, amortization and minority interest (EBITDA) is a widely used term in the financial markets but is not a recognized measure under Canadian generally accepted accounting principles. Management believes that EBITDA is a valuable supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. It should also be noted that the Group's method of calculating EBITDA may differ from other companies and therefore may not be comparable to EBITDA used by other companies. Royal's overall EBITDA for the quarter ended December 31, 2002, decreased by $10 million or 13% to $68 million compared to $78 million last year. EBITDA as a percentage of sales was 16.1% compared to 20.4% last year. The decrease in EBITDA was due to higher material costs and the inclusion of a full quarter of Marley's activity. Marley's EBITDA margins traditionally had been much lower than Royal's, though, with the benefit of the Group's capabilities, Marley's EBITDA margins have increased since acquisition.

     Raw material costs increased to 44.3% of sales from 42.1% last year, due to higher material costs incurred in the Window Coverings Division and a shift in product mix towards more material intensive products. Labor costs and other manufacturing costs increased slightly as a percentage of sales to 14.8% and 12.6%, as compared to 14.0% and 12.0% respectively last year. The increase in labor costs was due to higher staffing levels as the Group was converting Products Segment goods into finished goods inventory for the busier season. In doing so, the requirements for additional machine capacities and related overtime should lessen during the peak season. The increase in other manufacturing costs was primarily due to margins from the current product mix not providing anticipated absorption of fixed costs. It is expected that there will be an improvement in lowering other manufacturing costs as management has combined certain of Royal's operations and is continuously reviewing existing capacities with its goal to increase capacity utilization. Selling and distribution costs increased to 12.8% of sales compared to 12.1% last year due to increased volumes shipped into the in-store, sales oriented market. General and administration costs as a percent of sales increased slightly from 6.9% to 7.0%.

     Products Segment EBITDA, for the quarter ended December 31, 2002 increased to $36 million compared to $34 million last year. EBITDA as a percentage of sales decreased to 8.5% from 9.3% last year. The decrease was due to a change in sales mix for the quarter to lower margin products together with more material intensive manufacturing. Higher Pipe & Fitting sales, Exterior Cladding sales shift towards lower margin Canadian sales, and a full quarter of Marley sales, all contributed to the decrease in EBITDA as a percentage of sales. Support Segment EBITDA for the quarter ended December 31, 2002, decreased by $12 million to $32 million compared to $44 million last year. EBITDA as a percentage of sales decreased to 24.2% from 29.7% due primarily to higher feedstock costs experienced in the Materials category and lower third-party activity in our Italian equipment manufacturing facility.

     Amortization expense for the quarter increased by $3 million to $32 million from $29 million reflecting last year's capital expenditures and a full quarter of Marley's amortization. In the Products Segment, amortization as a percentage of sales was 5.7%, which increased from 5.5% last year. In the Support Segment, amortization expense as a percentage of sales was 6.2%, which increased from 5.9% last year. Interest and financing charges decreased by $1 million to $13 million, due to a lower level of debt compared to the same quarter last year. Commencing in January 2003, the Group's cost of borrowing will increase by approximately fifty basis points per annum as its public debt rating was downgraded. Based on anticipated debt levels, this should increase interest costs by roughly $0.5 million per quarter. Effective October 1, 2002, the Group adopted Section 1650, of the CICA Handbook regarding Foreign Currency Translation (see note two to the accompanying financial statements). The change in accounting policy resulted in no deferred foreign exchange losses being amortized this quarter, whereas $0.5 million of amortization was recorded for the quarter ended December 31, 2001.

     During the quarter the income tax rate decreased to 29% from 30% last year. The rate is slightly higher than the Group's overall anticipated effective tax rate for fiscal 2003 of 27% to 28%. Net earnings during the quarter decreased $9.0 million to $15.9 million or 3.8% of sales, from $24.9 million or 6.5% of net sales last year. On a diluted basis, earnings per share for the period was $0.17 compared to $0.27 for the same period in the prior year. The average number of shares outstanding for the quarter on a diluted basis was 93.5 million or approximately 0.2 million lower than prior year.

LIQUIDITY AND CAPITAL RESOURCES

Free cash flow (cash flow from operations less change in non-cash working capital, less acquisition of property, plant and equipment) use during the quarter was $1.5 million, representing a decrease of $12.2 million over the prior year's cash flow source of $10.7 million. Due to the seasonal nature of the Building Products Industry, the first and second quarters are traditional periods of working capital buildup, predominately finished goods inventory, for spring demand. Working capital was $192 million at December 31, 2002 compared to $168 million as at September 30, 2002 and $112 million at December 31, 2001. Due to the continuous efforts and focus on monitoring collections, days receivable outstanding had significantly improved to 64 days as compared to last year's 78 days. However, at December 31, 2002, days inventory outstanding increased to 149 days from last year's 143 days. The increase in inventory was due to lower than anticipated Consumer Product sales. First quarter capital expenditures were $26 million compared to the prior year's $29 million. This year's expenditures were primarily for tooling and equipment to be used in the Products Segment, and additional capacities in the Materials division.

     At December 31, 2002, approximately $468 million was drawn on the bank credit facility and Royal's commercial paper program. The Group's $700 million bank credit facility, which also acts as backup credit to its commercial paper outstanding, was effectively 67% utilized. The funded debt to total capitalization ratio was 38.1%, compared to 38.0% at September 30, 2002 and 43.1% at December 31, 2001. Management believes that the Group's anticipated operating cash flow and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal nature of the Group's operation.

CORPORATE DIRECTORY


CORPORATE OFFICE:                      TRANSFER AGENTS AND REGISTRARS:             SHAREHOLDER INQUIRIES
Royal Group Technologies Limited       Computershare Trust Company of Canada       Responses to shareholder inquiries as
1 Royal Gate Blvd.,                    100 University Avenue, 9th Floor            well as information published by the
Woodbridge, Ontario                    Toronto, Ontario M5J 2Y1                    Company for its shareholders and others,
Canada L4L 8Z7                         Tel: 1-800-663-9097 or (416) 981-9633       including annual reports, quarterly
Telephone: (905) 264-0701              Facsimile: (416) 981-9507                   reports and annual information forms may
Facsimile: (905) 264-0702              E-mail: caregistryinfo@computershare.com    be obtained from:
Web site: www.royalgrouptech.com

SHARES LISTED ("RYG"):                 Co-Transfer Agent (U.S.A.)                  Investor Relations
Toronto Stock Exchange,                Computershare Trust Company, Inc.           Royal Group Technologies Limited
New York Stock Exchange                12039 W. Alameda Parkway, Site 2-2          1 Royal Gate Blvd.,
                                       Lakewood, CO 80228                          Woodbridge, Ontario L4L 8Z7
INDEX LISTINGS                         Tel: (303) 956-5400                         Telephone: (905) 264-0701
S&P/TSX60 Index                        Fax: (303) 986-2444                         Facsimile: (905) 264-0702
S&P/TSX Composite Index                                                            E-mail: info@royalgrouptech.com
                                                                                   Web site: www.royalgrouptech.com


TRADING DATA

                   High      Low      Close    Volume
                   (TSX)     (TSX)    (TSX)    (in 000's)
                                               TSX+NYSE
                   -----     -----    -----    ----------
Fiscal 2002
Q1                 29.49     21.90    29.38    17,216
Q2                 32.40     28.05    30.15    14,460
Q3                 32.20     28.67    31.48    16,953
Q4                 31.97     13.06    13.70    25,607

Fiscal 2003
Q1                 17.50     13.02    15.21    19,095


DEBT RATINGS

Rating              Commercial                   Medium
Agency                Paper                       Term
                                                 Notes
------              -----------                 --------
DBRS                R-2 (high)                   BBB (high)
                (effective Jan 2003)       (effective Jan 2003)

S&P                     n/a                        BBB


FORWARD LOOKING STATEMENTS:

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expects", "should continue", "believes", "anticipates", "estimated" and "intends" or similar formulations. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, or revenues related to sales price increases, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations, currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of February 27, 2003 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.




                               (ROYAL GROUP LOGO)